Cardiff Lexington Corporation

710 East Main Street

Lexington, KY 40502

May 12, 2026

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Margaret Sawicki

Re:	Cardiff Lexington Corporation
Request for Withdrawal of Post-Effective Amendment No. 1 to Registration Statement on Form S-1 (333-292145)

Ladies and Gentlemen:

On March 13, 2026, Cardiff Lexington Corporation (the “Company”) filed Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-292145) (together with the amendments, exhibits and supplements thereto, the “Post-Effective Amendment”) under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “Commission”) in connection with a proposed public offering of securities. The Post-Effective Amendment has not been declared effective by the Commission.

Pursuant to Rule 477 under the Securities Act, the Company hereby requests that the Commission consent to the withdrawal of the Post-Effective Amendment, effective as of the date hereof or at the earliest practicable date hereafter. The Company is requesting withdrawal because it does not intend to proceed with the public offering contemplated by the Post-Effective Amendment at this time. The Company confirms that no securities have been issued or sold under the Post-Effective Amendment. Therefore, withdrawal of the Post-Effective Amendment is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

If you have any further questions regarding this request for withdrawal, or if you require any additional information, please contact Louis A. Bevilacqua of Bevilacqua PLLC at (202) 203-8665.

Sincerely,

Cardiff Lexington Corporation

By: /s/ Alex Cunningham

Name: Alex Cunningham

Title: Chief Executive Officer

cc: Louis A. Bevilacqua, Esq.